Exhibit 23.7

Consent of Independent Registered

Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated January 28, 2009, in the Registration Statement (Form S-4) and related Prospectus of Cellu Tissue Holdings, Inc. for the registration of up to $255 million aggregate principal amount of 11 1/2% senior secured notes due 2014.

/s/ Ernst & Young LLP
Boston, Massachusetts
August 6, 2009